FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2008
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

MEDIA RELEASE



Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 644-2400
Fax+27 11 484-0639
www.goldfields.co.za

Gold Fields to Sell BIOX Technology Business

Johannesburg, 2 October 2008: Gold Fields Limited ("Gold Fields") (NYSE, JSE, DIFX: GFI) today announced that it has entered into an agreement with Bateman Engineering N.V. to sell its BIOX Technology Business to Bateman Engineering for a net cash consideration of US$8.84 million.

The BIOX business is the owner of a proprietary and patented technology, known as the BIOX process, which is used for the pre-treatment of refractory ores and concentrates prior to gold recovery through conventional cyanide leaching techniques. Included in the sale is a second technology, currently in development, for the efficient removal of thiocyanate and cyanide from leach solutions. The technology, known as ASTER (Activated Sludge Tailings Effluent Remediation), is currently undergoing pilot plant testing and if commercially viable could be applied to many conventional gold processing plants worldwide.

As part of the transaction Bateman will be acquiring Biomin Technologies SA, a Swiss registered entity, holder of the relevant intellectual property, patents and trademarks, as well as the majority of the related licensing agreements with the mining companies that make use of the technology.

Gold Fields has chosen to dispose of this business as it does not form part of its core business activities. A focused engineering and technology company such as Bateman is better placed to develop BIOX and its related technologies to their full potential.

The transaction is conditional, inter alia, upon the approval of the South African Reserve bank

Enquires

Willie Jacobsz
Tel   +508 358-0188
Mobile +857 241-7127

-ends-

About Gold Fields

Gold Fields Limited is one of the world's largest unhedged producers of gold with attributable production of 3.64 million ounces per annum from eight operating mines in South Africa, Ghana and Australia. A ninth mine, Cerro Corona Gold/Copper mine in Peru, commenced production in August 2008 at an initial rate of approximately 375,000 gold equivalent ounces per annum. The company has total attributable ore reserves of 83 million ounces and mineral resources of 251 million ounces. Gold Fields is listed on JSE Limited (primary listing), New York Stock Exchange (NYSE), Dubai International Financial Exchange (DIFX),Euronext in Brussels (NYX) and SWX Swiss Exchange (SWX).

Directors: A J Wright (Chairman), N J Holland[†] (Chief Executive Officer), K Ansah[#], T P Goodlace (Chief Operating Officer), J G Hopwood, G Marcus, D N Murray, D M J Ncube, R L Pennant-Rea[†], C I von Christierson, G M Wilson
[†]British, [#]Ghanaian
Corporate Secretary: C Farrel

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 02 October 2008

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs